REVENUE RECOGNITION

SUMMARY OF FEES AND DELIVERY PROCESSES PURSUANT TO AGREEMENT

1. Service Fee

POTENTIAL EXPORTER REVIEW

FEE- FIXED

AGREEMENT SIGNED

Deliverable include:

1. Market analysis
2. Review of proposed goods and services
3. Expectations for supply and demand in the market
4. How to conduct export business in China
5. Information on financing
6. Information on the export tax savings programs
7. Selecting and assigning a sister tax saving company
8. International Trade Center Assistance

DELIVERABLE COMPLETE-NO FURTHER OBLIGATION EXIST

Revenue Recognized-Exporter Invoiced

2. Transaction Fee*

PARTICPATING EXPORTER

FEE - PERCENT OF TRANSACTION

Deliverable include:

1. Sample and Test Market Program
   1. Test Products and Services
   2. Confirm Source of Goods & Services
   3. Confirm Funding Source
   4. Confirm Price indications
   5. Match Potential Buyers
2. Market Acceptance Program
   1. Deal Identified
   2. Negotiate Deal
3. Export Action
   1. Ship, and deliver goods and services
   2. Receive payment

DELIVERABLE COMPLETE -NO FURTHER OBLIGATION EXIST

Revenue Recognized-Exporter Invoiced

*Note: Throughout the life of the agreement we expect exporters to complete multiple transactions. Each transaction is a separate process whose deliverable stands alone.

3. Extension Fee**

NON PARTICPATING EXPORTER

FEE - 25% VALUE OF SERVICE FEE
plus
PERCENT of TRANSACTION

Deliverable include:

1. Sample and Test Market Program
   1. Test Products and Services
   2. Confirm Source of Goods & Services
   3. Confirm Funding Source
   4. Confirm Price indications
   5. Match Potential Buyers
2. Market Acceptance Program
   1. Deal Identified
   2. Negotiate Deal
3. Export Action
   1. Ship, and deliver goods and services
   2. Receive payment

DELIVERABLE COMPLETE-NO FURTHER OBLIGATION EXIST

Revenue Recognized-Exporter Invoiced

**Note: Regardless of Entry into the Extension Process pursuant to the agreement both the Service Fee and Transaction Fee, if any, are due and must be paid.

ATI AMERICATOWNE INC.